FORM 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: Name and Address of Company

Points.com Inc. (the "Company")

111 Richmond Street West, Suite 700

Toronto, Ontario  M5H 2G4

ITEM 2: Date of Material Change

June 30, 2022.

ITEM 3: News Release

On Thursday, June 30, 2022, a news release relating to the material change referred to herein was issued and filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") and the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") under the Company's issuer profile on www.sedar.com and www.sec.gov.

ITEM 4: Summary of Material Change

On June 30, 2022, the Company completed the previously announced plan of arrangement under section 192 of the Canada Business Corporations Act (the "Arrangement") with 13994384 Canada Inc. (the "Purchaser") pursuant to which the Purchaser acquired all of the issued and outstanding common shares of the Company (the "Common Shares") for US$25.00 in cash (the "Consideration") per Common Share.

ITEM 5: Full Description of Material Change

On June 30, 2022, the Company completed the Arrangement with the Purchaser pursuant to which the Purchaser acquired all of the issued and outstanding Common Shares for US$25.00 in cash per Common Share, pursuant to the terms of the arrangement agreement dated May 6, 2022 (the "Arrangement Agreement") between the Company and the Purchaser. Under the terms of the Arrangement Agreement, holders of Common Shares received the Consideration. In addition, (i) each vested option to purchase Common Shares of the Company ("Performance Options") outstanding immediately prior to the effective time of the Arrangement was deemed to be assigned and surrendered to the Company in exchange for an amount by which the Consideration exceeded the exercise price of such Performance Options, and each such Performance Option was thereafter cancelled, and (ii) each outstanding restricted share unit ("RSU") and performance share unit ("PSU") of the Company outstanding immediately prior to the effective time of the Arrangement was deemed to be assigned and surrendered to the Company in exchange for the Consideration, and each such RSU and PSU was thereafter cancelled.

As a result of the completion of the Arrangement, the Company became a wholly-owned subsidiary of the Purchaser. The Common Shares were de-listed from the NASDAQ Capital Market on July 1, 2022 and from the Toronto Stock Exchange on July 4, 2022. The Company has applied to cease to be a reporting issuer under Canadian securities laws and a registrant under U.S. securities laws.

Further details of the Arrangement are set out in the management proxy circular dated May 20, 2022, which is available under the Company's issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ITEM 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7: Omitted Information

None.

ITEM 8: Executive Officer

For further information, please contact:

Erick Georgiou
Chief Financial Officer
erick.georgiou@points.com
416-595-0000

ITEM 9: Date of Report

July 8, 2022

Forward-Looking Statements

This material change report contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although the Company believes the forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. The forward-looking statements contained in this material change report are made as at the date of this material change report and, accordingly, are subject to change after such date. Except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this material change report, whether as a result of new information, future events or otherwise.